SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
an indirect wholly owned subsidiary of
 BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).
**
Calculated as 0.0107% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the "Offer to Purchase"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 2.    Subject Company Information.

        Item 2 of the Schedule TO is hereby amended and supplemented as follows:

        Section 7—Certain Information Concerning the Company—of the Offer to Purchase is hereby amended and supplemented as follows:

        The second to last paragraph of Section 7 of the Offer to Purchase is amended and restated as follows:

            "Purchaser and Parent believe that, under the circumstances of the Offer and under applicable law, the Board has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), and Purchaser is hereby requesting that the Board do so. Each director of the Company has an obligation under Delaware Law to discharge his or her duties as a director on an informed basis, in good faith and in a manner the director honestly believes to be in the best interests of the Company and its stockholders. The per Share price being offered represents a 23% premium above the closing price per Share of $30.05 as reported on the NYSE on December 20, 2005, the last full trading day before Parent submitted its first proposal to the Company in writing, a 30% premium above the Company's 90-day average share price (VWAP) of $28.42 as of December 20, 2005, and a 23% premium above the closing price per Share of $30.15 as reported on the NYSE on December 30, 2005, the last full trading day prior to the announcement of Purchaser's intention to commence the Offer. Unless the Board has determined that the Company can achieve higher value for the Company's stockholders than the price per Share being offered in the Offer, either on a stand-alone basis or in connection with an alternative transaction, Purchaser and Parent believe that the terms and conditions of the Offer present the Company's stockholders with a compelling opportunity to realize significant value for their Shares that the Company's stockholders are unlikely to otherwise realize. If the Board refuses to take such actions as are required to satisfy the Rights Condition prior to the expiration of the Offer, the Offer will not be consummated. Therefore, Purchaser and Parent believe that the Board has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger) to allow the Company's stockholders to determine for themselves whether to accept the Offer. However, there can be no assurance that the Board will redeem the Rights (or amend the Rights Agreement)."

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        The third sentence of the last paragraph of Section 7 of the Offer to Purchase is amended by deleting the words "Judiciary Plaza, 450 Fifth Street, N.W.," and replacing them with "Station Place, 100 F Street, N.E.," and the amended sentence shall read as follows:

            "Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Station Place, 100 F Street, N.E., Washington, D.C. 20549."

        The fourth sentence of the last paragraph of Section 7 of the Offer to Purchase is amended by deleting the words "Judiciary Plaza, 450 Fifth Street, N.W.," and replacing them with "Station Place, 100 F Street, N.E.," and the amended sentence shall read as follows:

            "Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at Station Place, 100 F Street, N.E., Washington, D.C. 20549."

Item 3.    Identity and Background of Filing Persons.

        Item 3 of the Schedule TO is hereby amended and supplemented by the following:

        Section 8—Certain Information Concerning Purchaser and Parent—is hereby amended and supplemented as follows:

        The second sentence of the fourth paragraph of Section 8 of the Offer to Purchase is amended by deleting the words ", to the best knowledge of Purchaser or Parent," and the amended sentence shall read as follows:

            "Except as described in this Offer to Purchase and in Schedule I hereto, none of Parent, Purchaser or any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws."

        The third sentence of the fifth paragraph of Section 8 of the Offer to Purchase is amended by deleting the words ", to the best knowledge of Purchaser or Parent," and the amended sentence shall read as follows:

            "Except as described in this Offer to Purchase, (i) none of Purchaser, Parent nor any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent nor any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days."

        The sixth paragraph of Section 8 of the Offer to Purchase is amended by deleting the words ", to the best knowledge of Purchaser or Parent," and the amended paragraph shall read as follows:

            "Except as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor any of the persons listed in Schedule I to this Offer to Purchase has any contract, agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, none of Purchaser, Parent nor any of the persons listed on Schedule I hereto has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent or any of their respective subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company's securities, an election of the Company's directors or a sale or other transfer of a material amount of assets of the Company."

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Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by the following:

        The Introduction section of the Offer to Purchase is hereby amended and supplemented as follows:

        The following paragraph is hereby added immediately following the fourth paragraph of the Introduction section of the Offer to Purchase:

            "Article Seventh is an antitakeover measure included in the Company's Restated Certificate of Incorporation that provides that, subject to specified exceptions, certain business combinations with a beneficial owner of five percent or more of the outstanding Shares require the affirmative vote of both the holders of 80% of the outstanding Shares and the holders of at least 50% of the outstanding Shares other than those Shares held by the five percent beneficial owner, unless the Board has approved the business combination. These supermajority voting requirements of Article Seventh would, if applicable to the Merger, render the Merger impossible to complete based solely upon the Shares owned by Purchaser following consummation of the Offer even if the Minimum Condition has been satisfied. As a result, the Article Seventh Condition, which requires that Purchaser be satisfied, in its sole discretion, that the Offer and the Merger have been approved for purposes of Article Seventh or that the provisions of Article Seventh are otherwise inapplicable to the Offer and the Merger, is one of the conditions to the Offer."

        Section 5—Material U.S. Federal Income Tax Consequences—of the Offer to Purchase is hereby amended and supplemented as follows:

        The second sentence of the first paragraph of Section 5 of the Offer to Purchase on page 10 is amended by deleting the words "is for general information only and" and the amended sentence shall read as follows:

            "This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders of Shares."

        Section 14—Certain Conditions of the Offer—is hereby amended and supplemented as follows:

        The following paragraph is hereby added immediately prior to the last paragraph of Section 14 of the Offer to Purchase:

            "Article Seventh is an antitakeover measure included in the Company's Restated Certificate of Incorporation that provides that, subject to specified exceptions, certain business combinations with a beneficial owner of five percent or more of the outstanding Shares require the affirmative vote of both the holders of 80% of the outstanding Shares and the holders of at least 50% of the outstanding Shares other than those Shares held by the five percent beneficial owner, unless the Board has approved the business combination. These supermajority voting requirements of Article Seventh would, if applicable to the Merger, render the Merger impossible to complete based solely upon the Shares owned by Purchaser following consummation of the Offer even if the Minimum Condition has been satisfied. As a result, the Article Seventh Condition, which requires that Purchaser be satisfied, in its sole discretion, that the Offer and the Merger have been approved for purposes of Article Seventh or that the provisions of Article Seventh are otherwise inapplicable to the Offer and the Merger, is one of the conditions to the Offer."

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Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

        Section 15—Certain Legal Matters and Regulatory Approvals—is hereby amended and supplemented as follows:

        The following paragraph is hereby added immediately following the last paragraph of Section 15 of the Offer to Purchase:

            "On January 4, 2006, a class action was filed in the Chancery Division of the Superior Court of New Jersey, Mercer County, by a stockholder of the Company making various allegations, including that the directors of the Company have breached their fiduciary duties by refusing to negotiate with Parent or to pursue the Offer, entrenching themselves at the expense of the Company's stockholders and depriving stockholders of the Company of the right to receive the maximum value for their Shares. The plaintiff in the class action seeks several forms of relief, including orders certifying the action as a class action and directing the director defendants to affirmatively fulfill their fiduciary duties, including by cooperating with any person, including Parent, proposing a transaction that would maximize stockholder value. The defendants named in the action include the Company and each member of the Board. Neither Parent nor Purchaser is named as a party to the action."

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JUERGEN HAMBRECHT Name: Juergen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors